[MELLON LETTERHEAD]
Gabriela Franco Parcella
Chief Executive Officer
May 10, 2011
Angela Montez
Secretary of The Vantagepoint Funds
c/o ICMA Retirement Corporation
777 North Capitol Street, NE
Washington, DC 20002
RE:   Subadvisory Fee for the Vantagepoint Diversifying Strategies Fund (the “Fund”)
Dear Ms. Montez:
Mellon Capital Management Corporation (the “Subadviser”) acts as subadviser to The Vantagepoint Funds with respect to the Fund pursuant to the Investment Subadvisory Agreement dated as of October 26, 2007, by and between Vantagepoint Investment Advisers, LLC, The Vantagepoint Funds and the Subadviser, as amended (the “Subadvisory Agreement”). For the period commencing May 1, 2011 until April 30, 2014 only, the Subadviser has agreed to lower its annual subadvisory fee rate from the current annual rate of 0.65% set forth in Schedule A of the Subadvisory Agreement to an annual rate of 0.325%. As of May 1, 2014 the annual subadvisory fee rate shall revert back to the current annual rate of 0.65%.
All other provisions of the Subadvisory Agreement shall remain in full force and effect.
Please confirm your agreement to the foregoing by signing in the space provided below and returning a signed copy of this letter to me at your earliest convenience.
Very truly yours,
MELLON CAPITAL MANAGEMENT CORPORATION

By: Name:	/s/ Gabriela F. Parcella Gabriela F. Parcella
Title:	Chief Executive Officer
Agreed and Acknowledged:

VANATAGEPOINT INVESTMENT		THE VANTAGEPOINT FUNDS
ADVISERS, LLC

By:	/s/ Wayne Wicker	By:	/s/ Angela Montez
Name:	Wayne Wicker	Name:	Angela Montez
Title:	Chief Investment Officer & Manager	Title:	Secretary